EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT
BETWEEN THE COMPANY AND PACCAR
(Millions of Dollars)

	Nine Months Ended
	September 30
	2006	2005

FIXED CHARGES
Interest expense	$116.6	$70.2
Facility and equipment rental	1.5	1.5

TOTAL FIXED CHARGES	$118.1	$71.7

EARNINGS
Income before taxes	$101.5	$89.0
Depreciation	57.7	49.6
	159.2	138.6

Fixed charges	118.1	71.7
EARNINGS AS DEFINED	$277.3	$210.3

RATIO OF EARNINGS TO FIXED CHARGES	2.35X	2.93X